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                              September 8, 2022

       Jonathan Intrater
       Chief Executive Officer
       Mana Capital Acquisition Corp.
       8 The Green, Suite 12490
       Dover, DE 19901

                                                        Re: Mana Capital
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed August 23,
2022
                                                            File No. 333-265308

       Dear Mr. Intrater:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Cardio, page 11

   1. We refer to comment 4 from our letter dated July 25, 2022 and reissue the comment in part. Your recent
amendment indicates that Cardio reported no revenues for the second straight quarter.
Accordingly, please revise to remove the disclosure on page 11 and elsewhere stating that
Cardio has commercialized epigenetics-based clinical tests for cardiovascular disease
or, alternatively, provide context to those statements by explaining that you reported $901
of revenues from market testing in 2021 and, if true, that you have not made any sales in
2022.
 Jonathan Intrater
FirstName  LastNameJonathan
Mana Capital  Acquisition Corp.Intrater
Comapany 8,
September  NameMana
              2022     Capital Acquisition Corp.
September
Page 2     8, 2022 Page 2
FirstName LastName
Basis for MANA Board of Directors' Recommendation - Fairness Opinion, page 79

2. We note your revised disclosure on page 79 in response to prior comment 4. Please also revise the summary on page 17 where you first discuss the fairness opinion, as well as the risk factor disclosures on page 39 concerning the unreliability of the projections, to explain that Benchmark based its fairness opinion in part upon Cardio s FY2025 and
         FY2026 projections notwithstanding the view of MANA's Board that these projections are inherently unreliable.
Cardio's Business
Company Overview, page 109

3. We note your revised disclosure in response to prior comment 5, including your disclosure that you plan to have aggregate funds ranging between approximately $15 million to approximately $75 million. Please revise the two accompanying tables to show the use of proceeds at those two levels. To the extent that the funds are insufficient to achieve any of the seven purposes, then please disclose the additional funding that would be required to achieve each such purpose.
        You may contact Christine Torney at (202) 551-3652 or Brian Cascio at
(202) 551-3676
if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at (202) 551-3188 or Joe McCann at
(202) 551-6262
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Jie Chengying Xiu, Esq.